March 1, 2012

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Steven I. Amchan, Senior Counsel

Re:     db-X Exchange-Traded Funds Inc., et al., File No. 812-13850

Dear Mr. Amchan:

We are writing on behalf of db-X Exchange-Traded Funds Inc. and other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) under the Investment Company Act of 1940, as amended (the “1940 Act”), to amend a prior order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act (the “Application”). The Application was filed with the Securities and Exchange Commission on November 23, 2010.

Applicants request the withdrawal of the Application because the Application was superseded by an application for a similar order filed by the Applicants on July 11, 2011 (File No. 812-13920).

Should you have any questions, please call me at (212) 698-3529.

Sincerely,

/s/ Stuart M. Strauss

Stuart M. Strauss

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